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Exhibit 99.1

Risk Factors

        You should carefully consider the risks, uncertainties and other factors described below because they could materially and adversely affect our business, financial condition, operating results and prospects.

If additional funding cannot be obtained, we may reduce or discontinue our product development and commercialization efforts, and reduce the number of employees we currently have.

        Until we are able to generate sufficient licensing revenue from our products, we will require additional funding to sustain our research and development efforts, provide for future clinical trials, and continue our operations. We cannot be certain whether we will be able to obtain additional required funding on terms satisfactory to our requirements, if at all. In addition, we have expended, and will continue to expend, substantial funds developing our product candidates and for our clinical trials. We currently have commitments to spend additional funds in connection with development of our oral delivery systems, licenses, employee agreements and severance arrangements, and consulting agreements. If we are unable to raise additional funds when necessary, we may have to reduce or discontinue development, commercialization or clinical testing of some or all of our product candidates or enter into financing arrangements on terms that we would not otherwise accept, reduce the number of company personnel or take other cost-cutting steps that could adversely affect our ability to achieve our business objectives.

We have had significant losses and anticipate future losses.

        We are a development stage company that has experienced significant losses since inception and have a significant accumulated deficit. We expect to incur significant additional operating losses in the future and expect cumulative losses to substantially increase, due to expanded research and development efforts, preclinical studies and clinical trials. All of our products are currently in development, preclinical studies or clinical trials and we have not generated significant revenues from product sales or licensing. There can be no guarantee that we will ever generate product revenues sufficient to become profitable or to sustain profitability.

If we are uncessessful in developing our products, our ability to generate revenues may be significantly impaired.

        To be profitable, our organization must, alone or with corporate partners and collaborators, successfully research, develop and commercialize our technologies or product candidates. Current technologies and product candidates are in various stages of clinical and pre-clinical development and will require significant further funding, research, development, preclinical and/or clinical testing, regulatory approval and commercialization testing, and are subject to the risks of failure inherent in the development of products based on innovative or novel technologies. Specifically, each of the following is possible with respect to any one of our technologies or product candidates:

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  that we will not be able to maintain our current research and development schedules;

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  that we will not be able to enter into human clinical trials because of scientific, governmental or financial reasons, or that we will encounter problems in clinical trials that will cause us to delay or suspend development of the technology or product candidate;

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  that results of clinical trials may not be consistent with earlier clinical or pre-clinical study results;

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  that the technology or product will be found to be ineffective or unsafe;

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  that our dependence on others to manufacture the product may adversely affect our ability to develop and deliver the product on a timely and competitive basis; or

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  that, if we are to manufacture the product, we will be subject to similar risks regarding delays or difficulties encountered in manufacturing the product, will require substantial additional capital, and may be unable to manufacture the product in a manner that meets regulatory requirements or in a cost-effective manner.

        If any of the risks set forth above occurs, or if we are unable to obtain the necessary regulatory approvals as discussed below, we may not be able to successfully develop our technologies and product candidates and our business will be seriously harmed. Similarly, it is possible that, for reasons including, but not limited to those set forth below, we may be unable to commercialize, or receive royalties from the sale of, any given technology, even if it is shown to be effective, if:

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  it is uneconomical or if the market for the product does not develop or diminishes;

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  we are not able to enter into arrangements or collaborations to commercialize the product;

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  the product is not eligible for third-party reimbursement from government or private insurers;

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  others hold proprietary rights that preclude us from commercializing the product;

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  others have brought to market similar or superior products;

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  others have superior resources to market similar products or technologies; or

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  the product has undesirable or unintended side effects that prevent or limit its commercial use.

Our business is subject to extensive governmental regulation, which can be costly, time consuming and subject us to unanticipated delays,

        Our proposed products offerings will be subject to very stringent United States, federal, foreign, state and local government regulations, including, without limitation, the Federal Food, Drug and Cosmetic Act, the Environmental Protection Act, the Occupational Safety and Health Act, and state and local counterparts to such acts. Similar regulatory frameworks exist in other countries where we may seek to market our products. Prior to marketing any proposed product we may develop, such product must undergo an extensive regulatory approval process. The regulatory process includes pre-clinical and clinical testing of any product to establish its safety and efficacy. This testing can take many years and require the expenditure of substantial capital and other resources. Delays or denials of marketing approval are regularly encountered due to the submission of data deemed unacceptable or incomplete by the FDA or other similar regulatory agencies, or due to regulatory policy for product approvals. These delays may be encountered both domestically and abroad. The risks with respect to any of our products, include the following:

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  that the FDA or other regulatory agencies will not approve the product or will not do so on a timely basis;

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  that the FDA or other regulatory agencies may not approve the process or facilities by which the product is manufactured;

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  that the FDA's policies may change and additional government regulations and policies may be instituted, both of which could prevent or delay regulatory approval of the product; and/or

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  that government regulations will delay or prevent the product's marketing for a considerable period of time and impose costly procedures upon our activities;

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  that we will be unable to obtain, or will be delayed in obtaining, approval of the product in other countries because the approval process varies from country to country, and the time needed to secure approval may be longer or shorter than that required for FDA approval.; or

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  government regulation imposes limitations on the indicated uses of the product, or later discovery of previously unknown problems with the product results in added restrictions on the product or results in the product being withdrawn from the market.

        There is no assurance that, even after clinical testing, regulatory approval will ever be obtained. If obtained, regulatory approval entails limitations on the indicated uses for which any products may be marketed. Following regulatory approval, if any, a marketed product and its manufacturer are subject to continual regulatory review. Later discovery of problems with a product or manufacturer may result in restrictions on such product or manufacturer. These restrictions may include withdrawal of the marketing approval for the product. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Even if orBec™ is approved, its profitability may be limited.

        Our business may not become profitable if and when orBec™, our lead product candidate, is approved for commercialization by the FDA or similar foreign regulatory agencies, because the market for the use of orBec™ for the treatment of intestinal GVHD is relatively small. We have initiated clinical studies to examine whether or not orBec™ is effective and safe when used to treat disorders other than intestinal GVHD, but we do not know whether these studies will in fact demonstrate safety and efficacy, or if they do, whether we will succeed in receiving regulatory clearance to market orBec™ for additional indications. If the results of these studies are negative, or if adverse experiences are reported in these clinical studies or otherwise in connection with the use of orBec™ by patients, this could undermine physician and patient comfort with the product, limit the commercial success of the product, and even impact the acceptance of orBec™ in the intestinal GVHD market. Furthermore, new technology is being developed for bone marrow transplants that could reduce or eliminate instances of intestinal GVHD resulting from bone marrow transplants, and therapeutic alternatives to bone marrow transplants may become available. Any such developments could significantly decrease the market for orBec™.

We are dependent on corporate partnerships.

        Our strategy for development and commercialization of our technologies is to rely on licensing agreements with corporate partners. As a result, our ability to commercialize future products is dependent upon the success of third parties in performing clinical trials, obtaining regulatory approvals, manufacturing and successfully marketing our products. We cannot assure you that corporate collaborations or corporate partnerships will be successful. We have been in discussions with Elan regarding terminating the two joint ventures, InnoVaccines and Newco, although no definitive agreements have been reached with respect to such terminations. We cannot assure you that the results of these discussions will be favorable or if there will be a negative financial impact to us. We have included a liability in on our balance sheet for potential expenses owed to Elan by the joint ventures, but have not allocated specific cash reserves for payment. Should the termination discussions be unfavorable, we may have to make payments to Elan which could impact our financial position. Additionally, if Elan discontinues its collaborations with us, we may not be able to continue to license or have access to certain proprietary technology from Elan.

        Newco is our joint venture with Elan to develop a product to deliver iron chelation compounds using Elan's MEDIPAD® delivery device. During 2000, Newco licensed Elan's MEDIPAD® device on a worldwide basis to Schein Pharmaceutical, (Bermuda) Ltd., or Schein, which became a subsidiary of

Watson Pharmaceuticals, Inc., or Watson, for use with Schein's iron chelation compound. Schein agreed to develop and market the MEDIPAD® iron chelation product in the United States, and Newco and Schein agreed to jointly seek partners for marketing the product outside the United States. In May 2001, Schein indicated to us that it was not going to continue to meet the obligations originally agreed to in connection with the license. In March, 2002, Schein and Newco signed an agreement which terminated the license agreement and reimbursed Newco for certain development expenses related to the project in the amount of $300,000. Based on this activity, it is unlikely that we will continue with our MEDIPAD® iron chelator joint venture, Newco with Elan.

        We intend to pursue new corporate partnerships and collaborations; however, the terms available may not be acceptable to us, and any corporate partnerships or collaborations that we establish may not be successful. In addition, the amount and timing of resources that our collaborators devote to these activities are not within our control. If any of our current corporate partnerships, such as those discussed above, are discontinued, we may not be able to find others to develop and commercialize our current product candidates. Furthermore, if any of our corporate partnerships and collaborations for our current product candidates are discontinued, we may not be able to continue the development of such product candidates due to the loss of technology, intellectual property or expertise or due to contractual restrictions. The successful development and commercialization of our drug delivery technology depends upon entering into corporate partnerships, collaborations or license agreements that are compatible with our drug delivery technology and that are safe and proven effective for medical conditions. We may not be able to enter into such new corporate partnerships, collaborations or license agreements to develop and commercialize any future product candidates using our drug delivery technology.

Problems in product development may increase and vary the rate at which we spend our funds.

        Our organization has limited experience with preclinical development, clinical trials and regulatory affairs, and if we encounter unexpected difficulties with our operations or clinical trials, we may have to spend additional funds, which would increase our cash depletion rate. Our cash depletion rate will vary substantially from quarter to quarter as we fund non-recurring items associated with clinical trials, product development, patent expenses, legal fees and consulting fees.

Our product development and commercialization efforts may not be successful.

        Our proprietary product candidates, which have not received regulatory approval, are in various stages of development. If the initial results from any of the evaluations for these product candidates are poor, those results could seriously harm our business and our ability to raise additional capital which may be necessary to continue research and development for our oral delivery technology. In addition, product candidates resulting from our research and development efforts, if any, are not expected to be available commercially for several years, if at all. Although we are involved in developing oral versions of injectable drugs that have already been approved by the FDA, the products we are currently developing will require significant additional laboratory and clinical testing and investment for the foreseeable future. Our product candidates may not show sufficient efficacy in animal models to justify continuing research into clinical testing stages or may not prove to be effective in clinical trials or may cause serious harmful side effects. In addition, our product candidates, if approved, may prove impracticable to manufacture in commercial quantities at a reasonable cost and/or with acceptable quality. Any of these results could seriously harm our business.

        Our products, if approved, may not be immediately used by doctors unfamiliar with our product applications. Either the Company or our commercialization partner may be required to implement an aggressive education and promotion plan with doctors in order to gain market recognition, understanding and acceptance of our products. Any such effort may be time consuming and costly and might not be successful.

We lack manufacturing experience and will rely on third-party manufacturers, which could adversely affect our ability to meet customers' demands.

        We have no manufacturing capabilities. Accordingly, we will need to rely on third-party manufacturers or suppliers of our products. We may not be able to identify any such manufacturers or suppliers, and, even if we are able to do so, we may not be able to enter into manufacturing or supply agreement on terms that are favorable to us, if at all. We will be required to rely on contract manufacturers and suppliers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. Such products may not be able to be manufactured or supplied at a cost or in quantities necessary to make them commercially viable. Third-party manufacturers or suppliers may not be able to meet our needs with respect to timing, quantity and quality for the products. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Moreover, contract manufacturers that we may use must adhere to current Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers cannot pass a pre-approval plant inspection, the FDA pre-market approval of our products will not be granted.

Our research and development contractors may not be complying with United States Good Laboratory Practice.

        Some third party contractors performing research and development for us may not have Good Laboratory Practice, or GLP, designation from the United States regulatory authorities, and they may fail to qualify for GLP designation. Failure of any of our third party contractors to qualify for GLP designation may impair our ability to use the results of such party's research, which may seriously harm our product development efforts.

Future inability to obtain raw materials or products from contract manufacturers could seriously affect our operations.

        We currently obtain raw materials and other products from single domestic or foreign suppliers. Although to date we have not experienced difficulty in obtaining these products, the supply could be interrupted in the future or we may have to obtain substitute materials and products. Changes in our raw material suppliers, including the lack of suitable alternative FDA certified suppliers, could result in delays in production, higher raw material costs, and loss of sales and customers because regulatory authorities must generally approve raw material sources for pharmaceutical products.

We depend on others for clinical development and regulatory approvals of our product candidates.

        In order for us to successfully develop and commercialize our product candidates, we may need to enter into collaboration agreements with partners to help research and develop our product candidates and to fund all or part of the costs thereof. We may not be able to enter into such collaboration agreements or the terms of the collaboration agreements may not be favorable to us. Our inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or marketing of some of our product candidates or could significantly increase the costs of doing so. In the future, we may grant to our collaborative partners, if any, rights to license and commercialize pharmaceutical and related products developed under these collaborative agreements, and such rights would limit our flexibility in considering alternatives for the commercialization of such products. Under such agreements, we may rely on our collaborative partners to conduct research efforts and clinical trials on, obtain regulatory approvals for, and manufacture market and commercialize certain of our product candidates. Although we believe that our collaborative partners will have an economic motivation to commercialize the pharmaceutical and related products which they may license, the amount and timing of resources devoted to these activities generally will be controlled by each such individual partner.

We do not have agreements with third parties or a sales force to market our products.

        If we receive approval from the FDA for our initial product candidates, the commercialization of these products will depend upon our ability to enter into marketing agreements with companies that have sales and marketing capabilities or to recruit, develop, train and deploy our own sales force. We currently intend to sell our products in the United States and internationally in collaboration with one or more marketing partners. We cannot assure you that we will be able to enter into any such collaboration to commercialize products in a timely manner or on commercially reasonable terms, if at all. Additionally, we do not currently have a sales force, or possess the resources or experience necessary to market any of our product candidates, if they are approved. Development of an effective sales force requires significant financial resources, time and expertise. We cannot assure you that we will be able to obtain the financing necessary to establish such a sales force in a timely or cost effective manner, if at all, or that such a sales force will be capable of generating demand for our product candidates, if they are approved.

We maintain limited product liability insurance and may be exposed to claims if our insurance coverage is insufficient.

        The clinical testing, manufacture and sale of our products involves an inherent risk that human subjects in clinical testing or consumers of our products may suffer serious bodily injury or death due to side effects, allergic reactions or other unintended negative reactions to our products. We currently have clinical trial and product liability insurance with limits of liability of $10 million. Because liability insurance is expensive and difficult to obtain, we cannot assure you that we will be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage on acceptable terms or to otherwise protect against potential liability claims in excess of our insurance coverage could seriously harm our business.

We use hazardous materials in our business. Any claims relating to improper handling, storage, or disposal of these materials could be costly.

        Our research and development processes involve the controlled use of hazardous materials, including hazardous chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We cannot fully eliminate the risk of accidental contamination or discharge of such materials and any resulting injury. We could be subject to civil damages in the event of improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, we could be sued for injury or contamination that results from our use of hazardous materials or their use by third parties or our collaborators, and our liability may exceed our assets. Federal, state, and local laws and regulations govern the use, manufacture, storage, handling, and disposal of these materials. Compliance with these laws and regulations may be expensive, and current or future laws and regulations relating to hazardous materials may impair our research, development, or commercialization efforts.

We may not be able to compete with our competitors in the biotechnology industry.

        The biotechnology industry is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements. Virtually all of our existing competitors have greater financial resources, larger technical staffs, and larger research budgets than we have, as well as greater experience in developing products and conducting clinical trials.

        Our competition is particularly intense in the gastroenterology and transplant areas. Numerous companies are attempting to develop technologies to treat GVHD, including Sangstat, Abgenix, and Protein Design Labs, Inc. (monoclonal antibodies). Biotransplant, Novartis, Medimmune, and Ariad are developing gene therapy products or small molecules to treat GVHD.

        Competition is also intense in the therapeutic area of inflammatory bowel disease, or IBD, including Crohn's disease and ulcerative colitis. Companies, including Centocor, Immunex, and Celgene, have products that are currently FDA approved. Other drugs used to treat IBD include another orally-active corticosteroid called budesonide, which is being marketed by AstraZeneca in Europe and Canada under the tradename of Entocort®. In addition, Salix Pharmaceuticals, Inc. markets an FDA-approved therapy for ulcerative colitis. Several companies have also established various colonic drug-delivery systems to deliver therapeutic drugs to the colon for treatment of Crohn's disease. These companies include Ivax Corporation, Inkine Pharmaceutical Corporation, and Elan Pharmaceuticals, Inc. Isis Pharmaceuticals, Inc. is in the process of developing an antisense therapy to treat Crohn's disease.

        Our competitors in the field of oral delivery of peptide-based drugs include Emisphere Technologies, which has started phase III trials for oral heparin and phase I trials for oral calcitonin (through its collaborator Novartis) and oral insulin; Unigene Laboratories, which has an oral calcitonin product in phase I/II trials; Nobex Corp. (formerly known as Protein Delivery), which has an oral insulin in phase II trials, and Generex, which has an oral insulin spray in phase II trials. Our competitors in the lipid and liposomal formulation field include Elan Corporation, Gilead Sciences, Inc. and ALZA Corporation, and NeoPharm, which are developing these technologies with cancer drugs; however these products are injectable. In addition, there may be other companies which are currently developing competitive technologies and products or which may in the future develop technologies and products that are comparable or superior to our technologies and products. We may not be able to compete successfully with our existing and future competitors.

We may not be able to qualify our product candidates for certain governmental programs and obtain the market exclusivity provided under such programs.

        Our business strategy relies significantly on the product and use exclusivity provided by various government programs, including programs under the Orphan Drug Act of 1983 and Waxman-Hatch Amendments of 1984, as well as the three year market exclusivity period for approved new drug applications and supplemental new drug applications. Currently, the FDA has granted orphan drug status to orBec™, for treatment of intestinal GVHD and prevention of GVHD, and to Oraprine™, for the treatment of oral auto-immune diseases. Additionally, EMEA has granted orphan drug status to orBec for treatment of intestinal GVHD for the European Community. However, we may not be able to maintain the orphan drug designations or qualify our future product candidates for such governmental programs and obtain the exclusivity provided under those programs, or obtain the market exclusivity provided for new drug applications and supplemental new drug applications. Without such exclusivity, we may not be able to successfully commercialize our product candidates

We may be liable for significant damages and be unable to commercialize our products if we are unable to protect our proprietary rights

        If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, then we could lose valuable intellectual property rights, be liable for significant damages or be prevented from commercializing products.

        Our success depends in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent or superior products and technology, possibly at lower prices. It is also possible that we could incur substantial costs in litigation and suffer diversion of attention of technical and management personnel if we are required to defend ourselves in intellectual property infringement suits brought by third parties, with or without merit, or if we are required to initiate litigation against others to protect or assert our intellectual property rights.

        We have filed various patent applications covering certain uses of our product candidates. However, we may not be issued patents from the patent applications already filed or from applications we may file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Any patents we have obtained, or may obtain in the future, may be challenged, invalidated or circumvented. To date, no consistent policy has been developed in the United States Patent and Trademark Office ("PTO") regarding the breadth of claims allowed in biotechnology patents.

        In addition, since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we and our licensors are the first creators of inventions covered by any licensed patent applications or patents or that we or they are the first to file. Moreover, the PTO may commence interference proceedings involving patents or patent applications, in which the question of first inventorship is contested. Accordingly, there can be no assurance that patents owned by us or patents licensed to us in the future will be valid or will afford us protection against competitors with similar technology or that patent applications licensed to us will result in the issuance of patents.

        Any issued patents may not provide competitive advantages for the proposed products or may be successfully challenged or circumvented by competitors. In addition, others may independently develop similar products or duplicate any of our products. It is also possible that our patented technologies may infringe on patents or other rights owned by others, licenses to which may not be available to us. We may have to alter our products or processes, pay licensing fees or cease activities altogether because of patent rights of third parties.

We rely upon unpatented proprietary technology.

        We rely upon unpatented proprietary technology and may not be able to meaningfully protect our rights with regard to such unpatented proprietary technology. Furthermore, competitors may duplicate or independently develop substantially equivalent technology. A failure by us to protect our rights could seriously harm our business. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to any of our proposed projects, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. Third parties, typically drug companies, hold patents or patent applications covering the composition-of-matter for most of the ACEs for which we have use patents or patent applications. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the ACE until these third-party patents expire. Because pharmaceutical patents typically provide valuable rights that take many years to develop, the United States has laws that allow the term of such patents to be extended. This has led to complex and costly litigation between large pharmaceutical companies and others seeking to sell products based on compositions of matter covered by expiring patents. Licenses may not be available to us for these patents on acceptable terms, if at all. In addition, we would incur substantial cost, expense and delay, as well as expand considerable management and operational resources, if we need to contest the validity of a third-party patent or defend ourselves against claims that we infringed a third-party patent. Moreover, litigation involving third party patents may not be resolved in our favor.

We depend on licenses from third parties.

        We rely on license agreements from several third parties for the rights to commercialize our product candidates. Such agreements require that we meet certain milestones; the failure to meet those milestones allows licensors to terminate the licenses, whereas meeting those milestones triggers payment obligations on our part. We may not be able to retain the rights granted under such agreements or negotiate additional agreements on reasonable terms, or at all. We are currently involved in a dispute with the licensors of our Metropt™ product candidate regarding the current product formulation, and have received communications from the licensors that they intend to terminate that license agreement unless certain conditions are met. We may not be able to resolve that dispute or resolve the formulation issue on terms that are favorable to us, or at all. In the event that we are not able to settle that dispute and retain the rights under the Metropt™ license agreement, we would not be able to further develop and commercialize the Metropt™ product.

        Our business also depends, in part, on our license of polymerized liposome technology from the Massachusetts Institute of Technology, or MIT, licenses from Elan in connection with our two joint ventures with Elan, and the technology licensed by InnoVaccines from Southern Research Institute. Our license agreement with MIT provides that we will commence phase I clinical trials with the MIT liposome technology prior to January 1, 2002. We were able to obtain an extension to this agreement, but we cannot assure you that the technology underlying these licenses will be profitable, or that we will be able to retain or plans to retain licenses for these technologies. If we are unable to retain these licenses and rights to third party technology, or if we are unable to obtain rights to substitute technology on reasonable terms, our development efforts and business may be harmed.

Our products, if approved, may not be commercially viable due to health care changes and third party reimbursement limitations.

        Recent initiatives to reduce the federal deficit and to change health care delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, price controls on pharmaceuticals, and other fundamental changes to the health care delivery system. Any such changes could negatively impact the commercial viability of our products, if approved. Our ability to successfully commercialize our product candidates, if they are approved, will depend in part on the extent to which appropriate reimbursement codes and authorized cost reimbursement levels of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations. In the absence of national Medicare coverage determination, local contractors that administer the Medicare program, within certain guidelines, can make their own coverage decisions. Accordingly, any of our product candidates, if approved and when commercially available, may not be included within the then current Medicare coverage determination or the coverage determination of state Medicaid programs, private insurance companies and other health care providers. In addition, third-party payers are increasingly challenging the necessity and prices charged for medical products, treatments and services. Also, the trend toward managed health care and the growth of health maintenance organizations in the United States may result in lower prices for our products, if approved and when commercially available, than we currently expect. The cost containment measures that health care payers and providers are instituting and the effect of any health care changes could negatively affect our financial performance, if one or more of our products are approved and available for commercial use.

Our business could be seriously harmed if we cannot attract and retain key personnel.

        Our success is dependent, in part, upon Dr. Colin Bier, DOR's Chairman and Chief Executive Officer, Michael S. Rosen, DOR's President and Chief Operating Officer, Panayiotis Constantinides, Ph.D., DOR's Vice President of Research and Development, John McCracken, DOR's Vice President of Business Development, Steve Koulogeorge, DOR's Controller, Treasurer and Corporate Secretary, and Dr. Franco Quagliata, Medical Director. We also believe that our future success will depend largely upon our ability to attract and retain highly skilled research and development and technical personnel. Although we currently maintain and are the beneficiary of key-man life insurance on Mr. Rosen, we do not believe the proceeds would be adequate to compensate us for the loss. We currently do not carry key-man life insurance for any of our other executives. We face intense competition in recruiting activities, including competition from larger companies with greater resources. We cannot assure you that we will be successful in attracting or retaining skilled personnel. The loss of certain key employees or our inability to attract and retain other qualified employees could seriously harm our business.

Our stock price is highly volatile and our stock is thinly traded.

        The market price of DOR BioPharma's common stock, like that of many other development stage public pharmaceutical and biotechnology companies, has been highly volatile and may continue to be so in the future due to many factors, including, but not limited to:

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  actual or anticipated fluctuations in our results of operations;

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  announcements of innovations by us or our competitors;

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  introduction of new products by us or our competitors;

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  additions or departures of key personnel;

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  commencement of litigation;

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  developments with respect to intellectual property rights;

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  conditions and trends in the pharmaceutical and drug delivery industries;

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  changes in estimates of the development, future size and growth rate of our markets;

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  general market conditions; and

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  future sales of our common stock.

        In addition, the stock market has experienced significant price and volume fluctuations that affect the market price for our common stock, as well as for the common stock of other biotechnology companies. These market fluctuations have sometimes been unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to our actual performance or prospects or not, could result in a significant decline in the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action has often been instituted against that company. If any securities litigation is initiated against us, we could incur substantial costs and our management's attention and resources could be diverted from our business. Since it commenced trading on the American Stock Exchange on August 6, 1998, DOR BioPharma's common stock has been thinly traded. We cannot assure you that a more active trading market for our common stock will develop.

We cannot assure you that we will continue to be listed on the American Stock Exchange.

        We cannot assure you that we will satisfy the requirements necessary to remain listed on the American Stock Exchange or that the American Stock Exchange will not take actions to delist our common stock. If such events were to occur, we cannot assure you that we will be able to list our common stock on another national exchange or market. If our common stock is not listed on a national exchange or market, an active trading market may not exist for our common stock.

Investors may suffer substantial dilution.

        We have a number of agreements or obligations that may result in dilution to investors. These include:

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  options to purchase approximately 3.4 million shares of common stock issued to participants in the Company's stock option plan with a weighted average exercise price of approximately $1.69;

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  warrants to purchase approximately 3.3 million shares of common stock issued with a weighted average exercise price of approximately $3.785;

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  conversion rights and dividend rights of preferred stock held by Elan, consisting of 108,443 shares of Series B preferred stock ($8.0 million original liquidation value) bearing an 8% cumulative payment-in-kind dividend and convertible at the liquidation value into common stock at $7.38 per share and 104,435 shares of Series C preferred stock ($8.4 million original liquidation value) bearing a 7% cumulative payment-in-kind dividend and exchangeable for part of the Company's interest in the Newco joint ventures with Elan or convertible at liquidation value into common stock at $8.86 per share;

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  anti-dilution rights under the above warrants and preferred stock, which can permit purchase of additional shares and/or lower exercise/conversion prices under certain circumstances.

        To the extent that anti-dilution rights are triggered, or warrants, options or conversion rights are exercised, our stockholders will experience substantial dilution and our stock price may decrease.

Future sales of common stock by existing stockholders could adversely affect our stock price.

        The market price of our common stock could decline as a result of sales by existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have certain relationships that may present potential conflicts of interest.

        Lindsay A. Rosenwald, M.D. is the Chairman and sole stockholder of Paramount Capital Asset Management, Inc., or PCAM, Paramount Capital, Inc., or Paramount, and Paramount Capital Investment LLC, or PCI, a merchant banking and venture capital firm specializing in biotechnology companies. PCAM is the investment manager of Aries Select, Ltd., and the managing member of Aries Select I LLC and Aries Select II LLC, each of which is an affiliate of PCI, PCAM, Paramount and Lindsay Rosenwald. Aries Select I LLC and Aries Select, Ltd. are principal stockholders, and Aries Select II LLC is also a stockholder, of the Company. Paramount has also acted as a placement agent in connection with private placements of DOR common stock, as a finder in connection with a private placement of the Company's common stock and warrants and as a financial advisor to the Company. In addition, certain officers, employees and associates of Paramount and its affiliates own securities of a subsidiary of the Company. In the regular course of its business, PCI identifies, evaluates and pursues investment opportunities in biomedical and pharmaceutical products, technologies and companies. However, PCI is under no obligation to make any additional products or technologies available to us, and we do not expect, and you should not expect, that any biomedical or pharmaceutical product or technology identified by such affiliates or PCI in the future will be made available to us. In addition, certain of our officers and directors and officers or directors appointed in the future may from time to time serve as officers, directors or consultants of other biopharmaceutical or biotechnology companies and those companies may have interests that conflict with our Company's interests.

Certain directors, officers and stockholders have significant influence.

        Our directors, executive officers and principal stockholders and certain of their affiliates have the ability to influence the election of directors and most other stockholder actions. This may discourage or prevent any proposed takeover of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices. Such stockholders may also influence corporate actions, including influencing elections of directors and significant corporate events.

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